Exhibit 99.5

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438‐1239 Fax: (780) 438‐1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC. ANNOUNCES STOCK OPTION GRANT

EDMONTON, ALBERTA ‐‐ (December 22, 2010) ‐ Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (the “Company”) announces today that, subject to regulatory approval, the Company intends to grant 200,000 stock options, in the aggregate, to a consultant  of the Company. The options will have an exercise price of $0.13, with vesting over an eighteen‐month period and a five year term to expiry.

FOR FURTHER INFORMATION PLEASE CONTACT:

 Titan Trading Analytics Inc.
Irene Midgley
imidgley@titantrading.com
(780) 438-1239
 www.titantrading.com

HEAD OFFICE
#120, 4445 CALGARY TRAIL   EDMONTON, AB   T6H 5R7   PHONE 780.438.1239   FAX 780.438.1249